FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For April 17, 2007

NORSAT INTERNATIONAL INC.

(Registrant's Name)

Suite 110 - 4020 Viking Way
Richmond, British Columbia
Canada V6V 2N2

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F

   X

Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

    X

If 'Yes' is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b).

Not applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Norsat International Inc.

(Registrant)

Date:   April 17, 2007

By: Signed "Cathy Zhai"

Cathy Zhai

Chief Financial Officer

NEWS RELEASE

                           For Immediate Release

Norsat Unveils Next Generation of Ultra Portable SNG Terminals

(Vancouver, Canada) April 17th, 2007 – Norsat International Inc. (TSX – NII.TO; OTC BB – NSATF.OB) announced today that it has unveiled its next-generation family of ultra-portable SNG (satellite news gathering) terminals - the Norsat GLOBETrekker SNG Terminal - at NAB (National Association of Broadcasters) 2007, the world's largest broadcast television exhibition.

“Satellite terminals are typically a trade off between portability and performance. For Norsat to provide both in the GLOBETrekker, is a testament to their engineering ability,” said Tim Williams, managing director of UK-based SNG specialist, Sat-Comm Ltd.

The Norsat GLOBETrekker SNG Family ™ is available as a highly integrated system which includes a carbon fiber antenna, motorized feed assembly, LNB, 40W SSPA, BUC, motorized azimuth/elevation superstructure, built-in inclinometer, compass, GPS; a baseband unit with a modulator, up-converter, spectrum analyzer, DVB-S receiver, Ethernet switch, DC-DC converter, shock protected chassis; a system controller including a wired display with software and a graphical user interface.  Customers may elect to use a built-in MPEG-2 encoder or employ one of their own choosing.

Sleekly packaged in rugged, self-contained IATA-friendly wheelable cases, the system easily meets the new stringent checked baggage restrictions imposed by most of the world’s leading airlines including British Airways, American, Delta, Lufthansa, KLM and others. The new weight and linear length restrictions are 23kg and 157cm (L+W+H) respectively.

The terminal is particularly well suited for “grab-and-go” applications and is well-suited for transport in small helicopters, planes and cars. It has also been designed to withstand harsh transport and operating conditions.

Options include a highly compact MPEG-2 reception and monitoring panel designed by UK-based SNG specialists, Sat-Comm Ltd (www.sat-comm.com). The panel includes a built-in 4:2:2 IRD capable of monitoring true broadcast quality transmissions. The monitoring panel is packaged in a single Pelican case and is available with an auto power option. The auto power enables users the ability to power the system, including the 40W SSPA from a 90-260 V AC source or a 12V DC car battery source.

The new product is on display at the company’s booth, # C8547, in the Satellite Technologies Hall, at NAB 2007 at the Las Vegas Convention Center until April 19th, 2007. It will also be on display at the Sat-Comm booth, # OE311, in the Outside Area.

Further information can be obtained by calling 1-410-703-1607.

Forward Looking Statements

Statements in this news release relating to matters that are not historical fact are forward-looking statements based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially. Factors that could cause or contribute to such differences include, but are not limited to, general economic conditions, changes in technology, reliance on third party manufacturing, managing rapid growth, global sales risks, limited intellectual property protection and other risks and uncertainties described in Norsat’s public filings with securities regulatory authorities.

This information should be read in conjunction with the Company’s audited consolidated financial statements and related notes included therein for the year ended December 31, 2006, and the Management Discussion and Analysis for the year ended December 31, 2006.

All the Company’s financial statements are prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP).  Additional information from the year ended December 31, 2006, and other information related to the Company, may be found on the company’s website at www.norsat.com.

About Norsat International, Inc.

Norsat International Inc. designs, engineers and markets intelligent satellite solutions for high-speed data transmission. Additional information is available at www.norsat.com. Further information is available through email at investor@norsat.com or by phone, 1-604-821-2808.

# # #

Norsat International Inc. Contact:

Dr. Amiee Chan

+1 (604) 821-2808

achan@norsat.com